Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

On March 4, 2026, David C. Brown, Chairman and CEO of Victory Capital Holdings, Inc., joined CNBC’s “Squawk on the Street” with David Faber. A transcript of the interview can be found below.

David Faber: San Antonio based Victory Capital trying to break up Trian’s deal to buy the asset manager Janus Henderson. Now the asset manager Victory Capital, has put forward what it calls a clearly superior proposal, offering total consideration worth about $54.15 per share. the bid does include $30 a share in cash and the rest in stock. It would give Janus Henderson shareholders about a 38% ownership of the combined company. Joining us now in a first on CNBC interview, is Victory Capital's Chairman and CEO, Dave Brown. Good to have you this morning, Dave. First of all, I guess, you know, Trian has a deal for $49 a share, cash. they own over 20% of the company. Why are you even trying here to buy Janus Henderson?

Dave Brown: Well, first, good morning and thank you for having me. You know this for us and for Janus can create an unbelievably competitive and scaled company that could compete with the largest asset managers in the world. You know, our proposal, which is superior, really gives the Janus shareholders the best of both worlds. A majority of the consideration is in cash, and then the rest of it is in a pro forma company, which will own 38% of which is going to be unbelievably competitive, create billions and billions of dollars of value that the current Janus Henderson shareholder can participate in.

David Faber: Yeah. Listen, there are plenty of investors, certainly in the company who would agree with you, Dave, but many of them also come back to the vote. You need two thirds of those shares voted to vote in favor of your deal. Trian owns over 20% of the stock. I think 81% of the total was voted at the last annual meeting, the math just doesn't seem to work for you when it comes to the ability for you to actually get the vote in favor of your deal…

Dave Brown: We have a clear path to get the deal done with or without Trian’s vote. We're well advised and we've studied all of the voting – the way it would work – and we feel confident that the Janus shareholders will show up and vote for the superior proposal.

David Faber: But, Dave, the math is really tough. I mean, even if you get, let's call it 90% showing up to vote. I mean, the simple math is you need almost every share to vote in favor. I think it's what may have given the special committee pause. If you could have gotten a voting agreement with Trian, it might have been a very different thing. You really feel like you have a path here to get the vote in favor?

Dave Brown: I do. First, I'm highly confident we have a path. You know, the special committee has not engaged us to have any discussions or any meaningful discussions around any of this. This is a superior proposal from a non inside bidder that is the best of both worlds. majority of cash up front ownership in a combined business that's going to create a lot of value for the shareholders so I'm confident that there's a path to get this completed.

David Faber: All right. well, you know, we haven't heard from Trian, obviously. I would also point out they know their way around a vote and they can, you know, solicit proxies against or votes against. It's going to be a tough one for you. But that said, in terms of your bid itself, it's very similar to what you had said, at least we saw in the background of the transaction, the ratio is roughly the same the cash is roughly the same. your stock price went up, hence the value of the overall deal went up. Is there a scenario under which you could see raising your bid or making it all cash?

Dave Brown: So we're focused right now solely on having the special committee engage with us. We're not going to get ahead of the process on anything. We're really focused on getting them to engage with us. We've submitted a superior proposal like I've said, we're waiting to hear back from them, and we're hoping that they do the right thing.

David Faber: And the right thing would be to engage? Even though they really do have doubts, I would argue about your ability to actually garner the vote even if Trian is against you...

Dave Brown: Yeah, we want them to engage. We want to have discussions. We want to talk to them about our proposal. We want to talk to them about the nuances of our proposal and at the end of the day, this is a better financial proposal in other areas than what they have with Trian. Our proposal is a 37% premium on the unaffected share price before Trian announced that they were putting an offer in, it's a materially higher bid than what Trian has on the table and so I think in the best interest of the Janus shareholders that they should engage.

David Faber: It does rely on you garnering as much as $500 million in synergies to take the leverage down, because you're going to leverage up your company if you were successful. What gives you the confidence? I think that amounts to about 23% of Janus’ overall cost base. And by the way, about half of their costs outside the US where you don't have operations. So I'm curious as to how you're confident you can deliver what is a very large synergy number based on the overall size of the transaction?

Dave Brown: Yeah, we're highly confident. If you look at our history, I think our track record speaks for itself. We've done eight acquisitions in the last 12 years. We've accomplished all of our synergy targets and in many instances, we've actually exceeded them in a faster time frame than we had planned. As you said, it's 23% of the operating cost. If you go back and look at the last ten years for our industry and look at the transactions that have been done, 27% is the average, we actually average higher. So I'm highly confident in our ability to execute on the synergies and I think executing on the synergies is going to is going to get us to the place where you have a competitive company of size and scale that can compete with.

David Faber: Even without even without having overseas operations, you're still confident you can get to that number?

Dave Brown: We actually have we have clients in 60 countries around the world and over $55 billion in assets outside the us.

David Faber: Finally, Dave, you made this kind of unusual decision to send a letter to Janus Henderson employees talking about the benefits of the transaction for them. Their CEO responded with a letter to his own employees, questioning the appropriateness and culture of a competitor that is making an unsolicited, non-binding proposal for our company to write an open letter to our employees, going on to say it's an attempt to put pressure on all of us, using very polite sounding words. How do you respond to that?

Dave Brown: Well I wanted to communicate directly with the employees and have them hear from me in my words since we were not able to do that, given the special committee did not engage us. So I wrote a letter, and I think what the letter was, was put into words was how our culture is, how the operating environment is and what the opportunity for the combined company is going forward and for them to hear directly from me, since we were not afforded the opportunity to do that, because a special committee did just not engage with us.

David Faber: All right, we'll be watching, of course, we'll bring you back at some point to talk about the markets as well. But, Dave, appreciate your time today. Thank you.

Dave Brown: Thank you.

*         *         *

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction;  the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com.

Certain Information Regarding Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov and Victory Capital’s website at www.vcm.com.